UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Eastern Insurance Holdings, Inc.
(Name of Issuer)
Common Stock, no par value per share
(Title of Class of Securities)
276534104
(CUSIP Number)
Steven J. Tynan
James L. Zech
High Ridge Capital Partners II, L.P.
152 Harbor Road
Rye, NH 03870
(802) 457-4314

with a copy to:

James A. FitzPatrick, Jr.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019
(212) 259-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 21, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	276534104	Page	2	of	13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON High Ridge Capital Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	276534104	Page	3	of	13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON High Ridge GP II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	276534104	Page	4	of	13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberty Street Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		59,747(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

59,747(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

59,747(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
      (1) The general partner of Liberty Street Partners L.P. is Liberty Street Corp. Steven J. Tynan owns an equity interest in Liberty Street Corp. Accordingly, Liberty Street Partners L.P., Liberty Street Corp. and Steven J. Tynan can be deemed to share voting and dispositive power over 59,747 shares of Eastern Insurance Holdings, Inc.’s common stock beneficially owned directly by Liberty Street Partners L.P.

CUSIP No.	276534104	Page	5	of	13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberty Street Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		59,747 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

59,747(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

59,747(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%

14	TYPE OF REPORTING PERSON

PN
    (1) The general partner of Liberty Street Partners L.P. is Liberty Street Corp. Steven J. Tynan owns an equity interest in Liberty Street Corp. Accordingly, Liberty Street Partners L.P., Liberty Street Corp. and Steven J. Tynan can be deemed to share voting and dispositive power over 59,747 shares of Eastern Insurance Holdings, Inc.’s common stock beneficially owned directly by Liberty Street Partners L.P.

CUSIP No.	276534104	Page	6	of	13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven J. Tynan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		59,747(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

59,747(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

59,747(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
     (1) The general partner of Liberty Street Partners L.P. is Liberty Street Corp. Steven J. Tynan owns an equity interest in Liberty Street Corp. Accordingly, Liberty Street Partners L.P., Liberty Street Corp. and Steven J. Tynan can be deemed to share voting and dispositive power over 59,747 shares of Eastern Insurance Holdings, Inc.s common stock beneficially owned directly by Liberty Street Partners L.P.

CUSIP No.	276534104	Page	7	of	13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James L. Zech

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	276534104	Page	8	of	13 Pages
Item 1 Security and Issuer
This statement relates to the shares of common stock, no par value per share (the “Common Stock”) of Eastern Insurance Holdings, Inc., a Pennsylvania corporation (“Eastern Holdings”). The address of the principal executive offices of Eastern Holdings is 25 Race Avenue, Lancaster, PA 17603.
Item 2 Identity and Background
(a) This statement is filed on behalf of High Ridge Capital Partners II, L.P., a limited partnership organized under the laws of the State of Delaware (“High Ridge Partners”), High Ridge GP II LLC, a limited liability corporation organized under the laws of the State of Delaware (“High Ridge GP”), Liberty Street Corp., a corporation organized under the laws of the State of Delaware (“Liberty Corp.”), Liberty Street Partners L.P., a limited partnership organized under the laws of the State of Delaware (“Liberty Partners”), Steven J. Tynan and James L. Zech. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”
On March 3, 2008, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D/A with respect to the securities of Eastern Holdings. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Accordingly, the Reporting Persons are filing a joint Schedule 13D/A.
(b) and (c) High Ridge Partners is a private equity fund that invests in property/casualty insurance companies and related businesses. High Ridge GP is the general partner of High Ridge Partners and its principal business is to provide private equity advisory services to High Ridge Partners. The principal business of Mr. Tynan and Mr. Zech is to invest and manage investments in property/casualty insurance companies and related businesses, including serving as the managers of High Ridge GP. Liberty Partners and Mr. Zech collectively own 100% of the equity interests of High Ridge GP. Liberty Partners’ principal business is investing in securities. Liberty Corp. is the general partner of Liberty Partners and its principal business is to provide private equity advisory services to Liberty Partners. Mr. Tynan and his wife Lois Tynan own collectively 100% of the equity interests in Liberty Corp. The principal business of Ms. Tynan is to serve as an executive officer of Liberty Corp.
The principal business address of High Ridge Partners, High Ridge GP, Liberty Corp., Liberty Partners, Mr. Tynan and Ms. Tynan is 152 Harbor Road, Rye, NH 03870. The principal business address of Mr. Zech is 672 Oenoke Ridge, New Canaan, CT 06840.
Set forth in Schedule I attached hereto is the name and present principal occupation or employment of each of the managers, general partners, executive officers and directors of High Ridge Partners, High Ridge GP, Liberty Corp. and Liberty Partners.
(d) During the last five years, neither any Reporting Person nor any person identified in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, neither any Reporting Person nor any person identified in Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f) All persons named in Schedule I are citizens of the United States of America.
Item 3 Source and Amount of Funds and Other Consideration.
See Item 5(c) for a description of the recent transactions reported in this Amendment No. 1.
Item 4 Purpose of Transaction.
The Reporting Persons have acquired the Common Stock as an investment in the regular course of business and intend to reexamine their investment in Eastern Holdings from time to time and, depending on market considerations and other factors, may purchase additional shares of Common Stock or other securities of Eastern Holdings or sell their shares of the Common Stock, if appropriate opportunities to do so are available, on such terms and at such time as they consider advisable.

CUSIP No.	276534104	Page	9	of	13 Pages
See Item 5(c) for a description of the recent transactions reported in this Amendment No. 1.
Item 5 Interest in the Securities of the Issuer.
(a) Following the transaction described below in Item 5(c), Liberty Corp. beneficially owns 59,747 shares or 0.5% of the outstanding Common Stock. Liberty Partners beneficially owns 59,747 shares or 0.5% of the outstanding Common Stock. Ms. Tynan beneficially owns no shares or 0% of the outstanding Common Stock. Mr. Tynan beneficially owns 59,747 shares or 0.5% of the outstanding Common Stock. Mr. Zech beneficially owns no shares or 0% of the outstanding Common Stock.
(b) Following the transaction described below in Item 5(c), Liberty Corp. has sole voting and dispositive power over no shares of Common Stock and shared voting and dispositive power over 59,747 shares of Common Stock. Liberty Partners has sole voting and dispositive power over no shares of Common Stock and shared voting and dispositive power over 59,747 shares of Common Stock. Ms. Tynan has sole voting and dispositive power over no shares of Common Stock and shared voting and dispositive power over no shares of Common Stock. Mr. Tynan, the president of Liberty Corp., has sole voting and dispositive power over no shares of Common Stock and shared voting and dispositive power over 59,747 shares of Common Stock. Mr. Zech has sole voting and dispositive power over no shares of Common Stock and shared voting and dispositive power over no shares of Common Stock.
(c) On February 21, 2008, High Ridge Capital Partners II, L.P. made a pro-rata distribution of 866,915 shares to its partners. Immediately thereafter, High Ridge GP II LLC made a pro-rata distribution of the shares it received from the aforesaid distribution to its equity holders. On the same day, Mr. Zech donated the shares he received from that distribution to trusts at the benefit of his children. As a result of these transactions, Liberty Corp., Liberty Partners and Mr. Tynan beneficially own and share voting and dispositive power over 59,747 shares of Common Stock, as described above in Items 5(a) and 5(b). Mr. Zech beneficially owns no shares of Common Stock as described above in Items 5(a) and 5(b).
(d) No other person except for the Reporting Persons is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons and covered by this Statement.
(e) On February 21, 2008, following the transactions described above in Item 5(c), all of the reporting persons ceased to be the beneficial owner of more than 5% of Common Stock.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect Securities of the Issuer.
See Item 2 above for a description of that certain Joint Filing Agreement among the Reporting Persons attached hereto as Exhibit 99.1 and an understanding of the relationships among the persons named in Item 2.
Other than as described in Item 2, to each Reporting Person’s knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Eastern Holdings, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7 Material to be filed as Exhibits.

EXHIBIT NO.	DESCRIPTION

99.1	Joint Filing Agreement pursuant to 13d-1(k)(1) among High Ridge Capital Partners II, L.P., High Ridge GP II LLC, Liberty Street Corp., Liberty Street Partners L.P., Steven J. Tynan and James L. Zech.

CUSIP No.	276534104	Page	10	of	13 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 3, 2008	High Ridge Capital Partners II, L.P.

	By:	/s/ Steven J. Tynan

Steven J. Tynan
Manager of General Partner

March 3, 2008	High Ridge GP II LLC

	By:	/s/ Steven J. Tynan

Steven J. Tynan
Manager

March 3, 2008	Liberty Street Corp.

	By:	/s/ Steven J. Tynan

Steven J. Tynan
President

March 3, 2008	Liberty Street Partners L.P.

	By:	/s/ Steven J. Tynan

Steven J. Tynan
President of General Partner

March 3, 2008	Steven J. Tynan

/s/ Steven J. Tynan

Steven J. Tynan

March 3, 2008	James L. Zech

/s/ James L. Zech

James L. Zech

CUSIP No.	276534104	Page	11	of	13 Pages
EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement pursuant to 13d-1(k)(1) among High Ridge Capital Partners II, L.P., High Ridge GP II LLC, Liberty Street Corp., Liberty Street Partners L.P., Steven J. Tynan and James L. Zech.